Exhibit 99.1

NEWS RELEASE

SMART TECHNOLOGIES INC. ANNOUNCES THE RESULTS OF THE 2015 ANNUAL MEETING OF SHAREHOLDERS

CALGARY, ALBERTA August 7, 2015 – SMART Technologies Inc. (the "Corporation") (TSX – SMA) (NASDAQ – SMT) is pleased to announce that all of the nominees listed in the Corporation's information circular dated June 29, 2015 were elected as directors of the Corporation at its annual meeting of shareholders held on August 6, 2015 (the "Meeting"). In addition, each of the other items of business considered at the Meeting, namely: (i) the adoption of an employee share ownership plan; and (ii) the re-appointment of KPMG LLP, Chartered Accountants as the Corporation's independent auditors, were all approved at the Meeting.

Detailed results of the vote for the election of directors held at the Meeting are set out below:

Nominee	Votes For	% For	Votes Withheld	% Withheld
Neil Gaydon	95,959,245	99.87	122,912	0.13
Robert C. Hagerty	95,916,272	99.83	165,885	0.17
Gary Hughes	95,916,616	99.83	166,541	0.17
Ian McKinnon	95,916,093	99.83	166,064	0.17
Michael J. Mueller	95,916,372	99.83	165,785	0.17

Voting results for all matters have been posted on SEDAR.

ABOUT SMART TECHNOLOGIES INC.

SMART Technologies Inc. is a world leader in collaboration solutions that are redefining the way the world works and learns. We are an innovator in interactive touch technologies and software that inspire collaboration in both education and businesses around the globe. To learn more, visit www.smarttech.com.

The Toronto Stock Exchange has not reviewed, nor does it accept responsibility for the adequacy or accuracy of this release.

For more information please contact:

Investor contact

Jody Kehler

Investor Relations Manager

SMART Technologies Inc.

+ 1.403.407.5486

JodyKehler@smarttech.com

Media contact

Robin Raulf-Sager

Director, Corporation Communications

SMART Technologies Inc.

+ 1.403.407.4225

RobinRaulf-Sager@smarttech.com